UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Donahue                       John                    F.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Year
      9/2001

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director            ____X____ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      Chairman

7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person



                Table I -- Non-Derivative Securities Beneficially Owned
1. Title of     2.         3.            4.  Securities Acquired   5.  Amount of    6.  Ownership  7.  Nature
   Security     Transaction   Transaction   (A) or Disposed of     Securities       Form:  Direct  of Indirect
   (Instr. 3)   Date          Code          (D) (Instr. 3, 4, and  Beneficially     (D) or         Beneficial
                (Mon/day/year)(Instr. 8)    5)                     Owned at End of  Indirect (I)   Ownership
                                                                   Month (Instr. 3  (Instr. 4)     (Instr. 4)
                                                                   and 4)
                           Code   V      Amount   (A) or   Price
                                                     (D)



Class B Common                                                     320,149    (1)   D
   Stock

Class B Common  9/27/2001  S             50,000   D        $28.2581
   Stock
                9/27/2001  S             20,000   D        $28.3031
                9/27/2001  S             10,000   D        $28.5000
                9/27/2001  S             20,000   D        $28.58474,433,338        I              By Comax
                                                                                                   Partners
                                                                                                   Limited
                                                                                                   Partnership

Class B Common                                                     314,355          I              By Bay Road
   Stock                                                                                           Partners

Class B Common                                                     838,573          I              By Shamrock
   Stock                                                                                           Properties,
                                                                                                   Inc.

Class B Common                                                     6,923,757        I              By The
   Stock                                                                                           Beechwood
                                                                                                   Company

Class B Common                                                     587,000          I              By Richmond
   Stock                                                                                           Farm Realty
                                                                                                   Trust


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

           Table II - Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.  Conversion  3.              4.  Transaction     5.  Number of    6.  Date
Derivative Security  or Exercise     Transaction        Code (Instr. 8)  Derivative       Exercisable and
(Instr. 3)           Price of        Date                                Securities       Expiration Date
                     Derivative      (Month/Day/Year)                    Acquired (A) or  (Month/Day/Year)
                     Security                                            Disposed of (D)
                                                                         (Instr. 3, 4,
                                                                         and 5)
                                                     Code     V          (A)       (D)    Date
                                                                                          ExercisableExpiration
                                                                                                     Date







7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11.
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Nature
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              of
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       Indirect
                                                                                                    Beneficial
                                                                                                    Ownership
                                                                                                    (Instr.
                                                                                                    4)
Title        Amount or
             Number of
             Shares





Explanation of Responses:

(1) Includes 308,691 shares of Federated Investors, Inc.'s Class B Common Stock held in Federated's Profit Sharing/401(k) Plan

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ John F. Donahue                 October 10, 2001
--------------------------------    -----------------------
***Signature of Reporting Person    Date